STICNSTAC, LLC

REVIEWED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members
SticNstac, LLC
Boise, Idaho

We have reviewed the accompanying financial statements of SticNstac, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2024 and December 31, 2023, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2024 and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

February 27, 2025
Los Angeles, California

STICNSTAC LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2024	2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 126	$ 99
Total Current Assets	**126**	**99**
Intangible Assets	5,400	-
Total Assets	**$ 5,526**	**$ 99**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Related Party Loans	$ 967,901	$ 861,981
Total Current Liabilities	**967,901**	**861,981**
Total Liabilities	**967,901**	**861,981**
MEMBERS' EQUITY		
Members' Equity	(962,375)	(861,882)
Total Members' Equity	**(962,375)**	**(861,882)**
Total Liabilities and Members' Equity	**$ 5,526**	**$ 99**

See accompanying notes to financial statements.

STICNSTAC LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2024**	**2023**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit/(Loss)	**-**	**-**
Operating Expenses		
General and Administrative	126,930	43,447
Sales and Marketing	5,700	-
Total Operating Expenses	**132,630**	**43,447**
Operating Loss	**(132,630)**	**(43,447)**
Interest Expense	-	-
Other Loss/(Income)	-	-
Loss Before Provision For Income Taxes	**(132,630)**	**(43,447)**
Provision/(Benefit) For Income Taxes	-	-
Net Loss	**$ (132,630)**	**$ (43,447)**

See accompanying notes to financial statements.

(USD $ in Dollars)	Members' Equity
Balance—December 31, 2022	$ (753,436)
Capital Distribution	(65,000)
Net Loss	(43,446)
Balance—December 31, 2023	$ (861,882)
Capital Contribution	32,137
Net Loss	(132,630)
Balance—December 31, 2024	$ (962,375)

See accompanying notes to financial statements.

STICNSTAC LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (132,630)	$ (43,447)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Amortization of Intangibles Assets	600	-
Net Cash Provided Used In Operating Activities	**(132,030)**	**(43,447)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Intangible Assets	(6,000)	-
Net Cash Used In Investing Activities	**(6,000)**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Distribution	-	(65,000)
Capital Contribution	32,137	-
Borrowing on Related Party Loan	105,920	103,447
Net Cash Provided By Financing Activities	**138,057**	**38,447**
Change In Cash and Cash Equivalents	**27**	**(5,000)**
Cash and Cash Equivalents—Beginning Of Year	99	5,099
Cash and Cash Equivalents—End Of Year	**$ 126**	**$ 99**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ -	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

SticNstac LLC was formed on February 2, 2016, in the state of Idaho. The financial statements of SticNstac LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Boise, Idaho.

SticNStac, LLC is an Idaho-based company specializing in innovative modular storage and organization solutions designed for versatile and customizable use. The company develops and markets stackable, interlocking storage systems that optimize space and enhance efficiency for homes, offices, and workshops. With a focus on quality, functionality, and modern design, SticNStac aims to provide practical solutions for everyday storage challenges.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024 and December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Intangible Assets

Intangible assets with finite lives, such as patents, which are amortized on a straight-line basis over their estimated useful lives. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2024 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when, or as, control of the promised goods or services is transferred to customers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 27, 2025, which is the date the financial statements were issued.

3. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2024	2023
Patent	$ 6,000	$ -
Intangible Assets, at cost	**6,000**	**-**
Accumulated Amortization	(600)	-
Intangible Assets, net	$ **5,400**	$ **-**

Amortization expenses for the years ended December 31, 2024 and 2023 were $600 and $0, respectively.

Estimated annual amortization expense subsequent to December 31, 2024 is as follows:

Period	Amortization Expense
2025	$ 600
2026	600
2027	600
2028	600
Thereafter	3,000
Total	$ **5,400**

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

Member's name	Class	Ownership percentage
Harry Zuckerman	Class A	34.78%
Gary & Lynn Gintz	Class A	20.00%
Fowkes Whitford, Revocable Trust	Class A	20.00%
Juneanne Gergen	Class A	8.70%
Others	Class A	16.52%
Total		**100.00%**

Voting Rights:

Voting rights of both classes of the shares are stated below:

Class A Shares:

- Cannot be transferred without 80% approval of outstanding Class A Shares.
- Before selling to a third party, shares must first be offered to the company and then to other members.

Class B Shares:

- Issued through a Reg CF private placement.
- Liquidity restrictions are subject to SEC regulations and the offering terms.

Dividend Rights (Distributions)

- Distributions are at the discretion of the Manager.
- Majority vote of members is required for distribution approval.
- The company may make tax distributions to help members cover taxes on allocated income.
- No guaranteed return of capital contributions.

Management Structure

- The company is manager-managed.
- SNS Management, Inc. is the current Manager, with William "Ned" Fowkes as President.
- The Manager handles daily operations and decision-making.
- The Manager can be removed by a 51% vote of members.
- Certain major decisions still require member approval, such as:
    o Amendments to the operating agreement.
    o Actions outside the company's ordinary course of business.

5. DEBT

Related Party Loans

During the years presented, the Company received money from its shareholders. The details are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2024			As of December 2023		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Gerry Brown	$ 9,500	not set	Fiscal Year 2021	No set maturity	$ 9,500	$ -	$ 9,500	$ 9,500	$ -	$ 9,500
Harry Zuckerman	637,411	not set	Fiscal Year 2021	No set maturity	637,411	-	637,411	634,879	-	634,879
Jack Normandin	3,000	not set	Fiscal Year 2021	No set maturity	3,000	-	3,000	3,000	-	3,000
Margot Callahan & GuidoGiuntini	750	not set	Fiscal Year 2021	No set maturity	750	-	750	750	-	750
Ned Fowkes	317,240	not set	Fiscal Year 2021	No set maturity	317,240	-	317,240	213,852	-	213,852
Total					$ 967,901	$ -	$ 967,901	$ 861,981	$ -	$ 861,981

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current liability.

6. RELATED PARTY

Throughout the years through 2024, the Company received in total $637,411 from its major shareholder, V.P. & COO, Harry Zuckerman. As there is no formal agreement in place with a set maturity date, the loan may be called at any time, leading to its classification as a current liability. As of December 31, 2024, and December 31, 2023, the outstanding balance of the loan stands at $637,411 and $634,879, respectively.

Throughout the years through 2024, the Company received in total $317,240 from its President and CEO, William 'Ned' Fowkes. As there is no formal agreement in place with a set maturity date, the loan may be called at any time, leading to its classification as a current liability. As of December 31, 2024, and December 31, 2023, the outstanding balance of the loan stands at $317,240 and $213,852, respectively.

Throughout the years through 2024, the Company received in total $13,250 from the minority shareholders. As there is no formal agreement in place with a set maturity date, the loan may be called at any time, leading to its classification as a current liability. As of December 31, 2024, and December 31, 2023, the outstanding balance of the loan stands at $13,250.

In 2024, the Company paid $74,000 in contractor fees to one of its shareholders, Gary Gintz. The entire amount was classified as an operating expense in the statement of operations.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, and 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $132,630, an operating cash flow loss of $132,030, and liquid assets in cash of $126, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.